Exhibit (a)(5)(B)

News Release

For Immediate Release: September 2, 2015

H&R BLOCK ANNOUNCES COMMENCEMENT OF SELF-TENDER OFFER FOR UP TO $1,500,000,000 OF ITS COMMON STOCK

KANSAS CITY, Mo.—H&R Block, Inc. (NYSE: HRB), the world’s largest consumer tax services provider, today announced that it is commencing its previously announced “modified Dutch auction” tender offer for up to $1,500,000,000 of its common stock at a price per share not less than $32.25 and not greater than $37.00. The tender offer will expire at 5:00 P.M., New York City time, on Friday, October 2, 2015, unless extended by the company. Tenders of shares must be made on or prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer, in each case, in accordance with the procedures described in the tender offer materials.

A “modified Dutch auction” tender offer allows shareholders to indicate how many shares and at what price within H&R Block’s specified range they wish to tender. Based on the number of shares tendered and the prices specified by the tendering shareholders, the company will determine the lowest price per share within the range that will enable the company to purchase shares having an aggregate purchase price of up to $1,500,000,000. Upon the terms and subject to the conditions of the tender offer, if shares having an aggregate purchase price of less than $1,500,000,000 are validly tendered and not validly withdrawn, the company will buy all shares validly tendered and not validly withdrawn, subject to the satisfaction, in H&R Block’s reasonable judgment, or waiver of the conditions to the tender offer. The company also reserves the right, in the event that more than $1,500,000,000 of its shares are tendered in the tender offer at or below the purchase price, to purchase up to an additional 2% of its shares outstanding without amending or extending the tender offer. All shares purchased by the company in the tender offer will be purchased at the same price. Shareholders whose shares are purchased in the tender offer will be paid the determined purchase price in cash, less any applicable withholding taxes and without interest, after the expiration of the tender offer.

H&R Block expects to fund the purchase of shares in the tender offer with a combination of available cash, borrowings under a new credit agreement (the “2015 Credit Facility”) that its wholly owned subsidiary, Block Financial LLC (“Block Financial”), intends to enter into prior to the consummation of the tender offer (and that will be guaranteed by H&R Block) and/or proceeds of incremental debt Block Financial may issue prior to the consummation of the tender offer. The tender offer will not be conditioned upon any minimum number of shares being tendered, but will be subject to certain other conditions, including the condition that Block Financial enter into the 2015 Credit Facility and the availability of funds thereunder that, together with other available funds, are sufficient to fund the purchase of shares in the tender offer.

The complete terms and conditions of the tender offer are contained in the Offer to Purchase, Letter of Transmittal and the other offer materials to be mailed to shareholders beginning on September 2, 2015.

J.P. Morgan Securities LLC will serve as the dealer manager for the tender offer. Georgeson Inc. will serve as information agent for the tender offer, and Wells Fargo Bank, N.A. will serve as the depositary for the tender offer.

None of H&R Block, its directors, the dealer manager, the information agent or the depositary makes any recommendation as to whether to tender shares or as to the price or prices at which to tender them. Shareholders will be able to obtain copies of the Offer to Purchase, the Letter of Transmittal and the other offer materials filed by the company as part of the Tender Offer Statement on Schedule TO and other documents filed with the Securities and Exchange Commission through the SEC’s internet address at www.sec.gov without charge when these documents become available. Shareholders and investors may also obtain a copy of these documents, as well as any other documents the company has filed with the SEC, without charge, from the company or at the company’s website: www.hrblock.com. Shareholders are urged to carefully read these materials prior to making any decision with respect to the tender offer. Shareholders and investors who have questions or need assistance may call J.P. Morgan Securities LLC at (877) 371-5947 (toll-free) or (212) 622-4401 or Georgeson Inc. at (866) 695-6078 (toll-free) or (781) 575-2137.

Information Regarding the Tender Offer

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the company’s common stock. The solicitation and offer to buy the company’s common stock will only be made pursuant to the Offer to Purchase, the Letter of Transmittal and the other offer materials that the company will send to its shareholders. Shareholders and investors are urged to read the company’s Tender Offer Statement on Schedule TO, the Offer to Purchase, the related Letter of Transmittal and the other offer materials, as well as any amendments or supplements to the Schedule TO when they become available, because they will contain important information, including various terms and conditions of the tender offer.

About H&R Block, Inc.

H&R Block, Inc. (NYSE: HRB) is the world’s largest consumer tax services provider. More than 680 million tax returns have been prepared worldwide by and through H&R Block since 1955. In fiscal 2015, H&R Block had annual revenues of nearly $3.1 billion with 24.2 million tax returns prepared worldwide. Tax return preparation services are provided by professional tax preparers in approximately 12,000 company-owned and franchise retail tax offices worldwide, and through H&R Block Tax Software products. H&R Block also offers adjacent Tax Plus products and services. For more information, visit the H&R Block Newsroom at http://newsroom.hrblock.com/.

Forward-Looking Statements

This press release may contain forward-looking statements within the meaning of the securities laws. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words or variation of words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “projects,” “forecasts,” “targets,” “would,” “will,” “should,” “could” or “may” or other similar expressions. Forward-looking statements provide management’s current expectations or predictions of future conditions, events or results. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. They may include estimates of revenues, income, earnings per share, capital expenditures, dividends, liquidity, capital structure or other financial items, descriptions of management’s plans or objectives for future operations, products or services, or descriptions of assumptions underlying any of the above. All forward-looking statements speak only as of the date they are made and reflect the company’s good faith beliefs, assumptions and expectations, but they are not guarantees of future performance or events. Furthermore, the company disclaims any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions, factors, or expectations, new information, data or methods, future events or other changes, except as required by law. By their nature, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Factors that might cause such differences include, but are not limited to, a variety of economic, competitive and regulatory factors, many of which are beyond the company’s control and which are described in our Annual Report on Form 10-K for the fiscal year ended April 30, 2015 in the section entitled “Risk Factors,” as well as additional factors we may describe from time to time in other filings with the Securities and Exchange Commission. You should understand that it is not possible to predict or identify all such factors and, consequently, you should not consider any such list to be a complete set of all potential risks or uncertainties. There can be no assurances regarding when or if the contemplated transactions described in this press release will occur, or the final terms and conditions of the various agreements involved with such transactions.

For Further Information

Investor Relations:	Colby Brown, (816) 854-4559, colby.brown@hrblock.com
Media Relations:	Gene King, (816) 854-4672, gene.king@hrblock.com

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